Exhibit 5

                          INFORMATION SYSTEMS DIVISION

               (A Division of GTE Government Systems Corporation)

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT


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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Information Systems Division:

We have audited the accompanying balance sheets of the Information Systems Division (a division of GTE Government Systems Corporation) as of December 31, 1998 and 1997, and the related statements of income, net parent company investment and cash flows for the years then ended. These financial statements, as restated (see Note 1), are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Information Systems Division as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

Arthur Andersen

Boston, Massachusetts

January 12, 2000


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                          INFORMATION SYSTEMS DIVISION

               (A Division of GTE Government Systems Corporation)

                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997

                             (Dollars in Thousands)

                                     ASSETS

                                           1998              1997
CURRENT ASSETS:
   Cash and cash equivalents           $      -           $    58
   Receivables, less allowance
      of $1,032 and $536, in 1998
      and 1997, respectively             85,128            67,719
   Due from affiliates                      187               348
   Inventories                            7,274             8,683
   Deferred income taxes                  5,062             4,693
   Other                                    456                 -

         Total current assets            98,107            81,501

PROPERTY, PLANT AND EQUIPMENT, NET        7,296             4,556

DEFERRED CHARGES                              -               172

DEFERRED INCOME TAXES                    11,906            10,619

OTHER ASSETS, NET                           434               823


         Total assets           $       117,743      $     97,671


                  LIABILITIES AND NET PARENT COMPANY INVESTMENT

CURRENT LIABILITIES:
   Accounts payable             $         7,563      $      2,440
   Accrued payroll and benefits           6,192             5,310
   Advance billings                      10,672            10,023
   Other current liabilities              9,839             9,822

         Total current liabilities       34,266            27,595

EMPLOYEE BENEFIT PLAN OBLIGATIONS        28,361            26,223

COMMITMENTS AND CONTINGENCIES (Note 9)

NET PARENT COMPANY INVESTMENT            55,116            43,853

     Total liabilities and net parent  $117,743       $    97,671
       company investment


The  accompanying  notes are an  integral  part of these financial statements.


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                          INFORMATION SYSTEMS DIVISION

               (A Division of GTE Government Systems Corporation)

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                             (Dollars in Thousands)

                                                 1998              1997
REVENUE:
   Affiliate                                $     184        $      509
   Nonaffiliate                               233,368           208,877


     Total revenue                            233,552           209,386

OPERATING COSTS AND EXPENSES:
   Cost of sales (exclusive of
     depreciation and amortization)           189,278           163,964
   Research and development                     1,909             2,237
   Selling, general and administrative         27,177            31,526
   Depreciation and amortization                2,584             3,639

     Total operating costs and expenses       220,948           201,366


         Operating income                      12,603             8,020

INTEREST EXPENSE                                1,220             1,118


   Income before provision for income taxes    11,383             6,902

PROVISION FOR INCOME TAXES                      4,661             2,957

   Net income                             $     6,722        $    3,945


The  accompanying  notes are an  integral  part of these financial statements.


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                          INFORMATION SYSTEMS DIVISION

               (A Division of GTE Government Systems Corporation)

                   STATEMENTS OF NET PARENT COMPANY INVESTMENT

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                             (Dollars in Thousands)

                                                             Net Parent
                                                              Company
                                                             Investment

BALANCE, DECEMBER 31, 1996                                 $   46,090

   Net income                                                   3,945

   Net transfers to GSC                                        (6,182)


BALANCE, DECEMBER 31, 1997                                     43,853

   Net income                                                   6,722

   Net transfers from GSC                                       4,541


BALANCE, DECEMBER 31, 1998                                  $  55,116


The  accompanying  notes are an  integral  part of these financial statements.


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                          INFORMATION SYSTEMS DIVISION

               (A Division of GTE Government Systems Corporation)

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                             (Dollars in Thousands)

                                                    1998         1997
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                     $  6,722    $   3,945
   Adjustments to reconcile net income to net
       cash provided by operating activities-
     Depreciation and amortization                   2,584        3,639
     Deferred income taxes                          (1,655)         738
     Changes in assets and liabilities-
       Receivables                                 (17,409)         470
       Due from affiliate                              161          248
       Inventories                                   1,409        6,007
       Other current assets                           (554)         (26)
       Deferred changes                                172          598
       Accounts payable                              5,123       (3,745)
       Accrued payroll and benefits                    882        2,264
       Advance billings                                649       (1,366)
       Other current liabilities                       115       (2,538)
       Employee benefit plan obligations             2,138         (648)


         Net cash provided by operating activities     337        9,586


CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                             (4,696)      (3,633)
   Increase in other assets                           (240)           -
   Proceeds from sales of property plant and equipment   -          225

         Net cash used in investing activities      (4,936)      (3,408)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net transfers from (to) GSC                       4,541       (6,183)

         Net cash provided by financing activities   4,541       (6,183)

         Decrease in cash and cash equivalents         (58)          (5)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR            58           63

CASH AND CASH EQUIVALENTS, END OF YEAR              $    -       $   58


The  accompanying  notes are an  integral  part of these financial statements.

                          INFORMATION SYSTEMS DIVISION

               (A Division of GTE Government Systems Corporation)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                             (Dollars in Thousands)

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Background

       The Information Systems Division (ISD or the Division) is a division of GTE Government Systems Corporation (GSC). GSC was incorporated in Delaware in 1982 and is a wholly owned subsidiary of Contel Federal Systems, Inc. (CFS), which in turn is a wholly owned subsidiary of GTE Corporation (GTE). Headquartered in Needham Heights, Massachusetts, GSC provides communications and information solutions and services.

       On September 1, 1999, General Dynamics Corporation acquired GTE Government Systems Corporation, except for ISD and certain other assets and liabilities of GSC. Also effective September 1, 1999, the assets and liabilities of ISD were transferred to GTE Information Systems LLC a wholly-owned subsidiary of CFS.

       On December 10, 1999, GTE Information Systems LLC was sold to DynCorp.

       In December 1999, Information Systems Division restated its December 31, 1998 financial statements. The restatement related to the Division's obligation for postretirement benefits other than pension and the related expense. As of December 31, 1998, the Division had previously recorded a liability of $23,722 for the obligation. Upon further review by the Division's actuaries, management has determined that $25,298 should be recorded for the liability as of December 31, 1998. In addition, the adjusted related expense recorded in the accompanying statement of operations is approximately $1,003 compared with $741, which had been previously recorded. The accompanying financial statements reflect this restatement and include an increase in the associated deferred tax asset.

       Nature of Operations

       Information Systems Division provides a broad range of integrated telecommunications services and information solutions to the U.S. Department of Defense, government civilian agencies, state and local governments, and selected commercial customers. Headquartered in Chantilly, Virginia, ISD is organized into two business areas: Defense Market and Civil Market.

       Revenue Recognition and Unbilled Receivables

       The Division provides services under fixed price, cost reimbursement, time and material, and level of effort contracts. Revenues are generally recognized using the percentage of completion method as costs are incurred, and include applicable fees in the proportion that costs incurred bear to total estimated


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                          INFORMATION SYSTEMS DIVISION

               (A Division of GTE Government Systems Corporation)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                             (Dollars in Thousands)

                                   (Continued)

       costs. Changes in contract fee rates result in cumulative fee adjustments booked to current period income. Award fees under cost reimbursement contracts are generally recognized upon receipt of contract modification incorporating the award. When a loss is indicated on any contract in process, provision for the estimated loss is charged to income currently, as measured by comparing projected revenues against projected costs prior to the absorption of general and administrative (G&A) expenses.

       Accrued revenues in excess of billings are reported as unbilled receivables (see Note 2). Such amounts usually become billable upon completion of a specific phase of the contract, negotiation of contract modifications, completion of government audit or acceptance by the customer. The Division's unbilled receivables are generally expected to be billed and collected within one year. Costs related to certain contracts, including applicable indirect costs, are subject to audit by the U.S. government. Price adjustment reserves are established for flexibly priced contracts to recognize the estimated difference between overhead and G&A rates used to record sales and the expected recoverable rates after negotiation with the government. Billings in excess of accrued revenues are reported as advance billings.

       The Division generally requires that funded contract value be awarded in order to accrue revenue and margin. Amounts related to claims are included in revenues only when they can be reliably estimated and realization is probable.

       Use of Estimates

       The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions, including estimates of anticipated contract costs and revenues utilized in the earnings recognition process, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Income Taxes

       The Division accounts for income taxes using the liability method as set forth in Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under this method deferred taxes and liabilities are established for the temporary differences between the accounting bases and tax bases of the Division's assets and liabilities. Deferred taxes are measured using enacted tax rates. Provisions for income taxes recognize the tax effect of all revenue and expense transactions as well as any changes during the period in deferred tax assets and liabilities. The effects of changes in tax rates and laws on deferred tax assets and liabilities are reflected in net income in the period in which such changes are enacted.

       The Division's results are included in GTE's consolidated federal income tax return and certain state income tax returns. For purposes of these financial statements, the Division is using the separate return method to allocate income tax expense. Under the separate return method, the income tax provision reflects what the Division's current and deferred tax expense would have been had the Division filed separate tax returns. For purposes of these financial statements, all accrued income taxes have been included in the net parent company investment account.

       Financial Instruments

       The fair values of the Division's financial instruments, accounts payable and receivables, closely approximate their carrying value.

       Inventories

       Inventories consist primarily of contract work completed in advance of customer funding, and procurements in advance of customer requirements designed to achieve pricing breaks and/or to maintain anticipated delivery schedules. Inventory is tracked based on actual cost and stated at the lower of cost or net realizable value.

       Property, Plant and Equipment

       Property, plant and equipment is stated at original cost. Assets lives and depreciation methods are generally as follows:

        Data processing equipment      6 years   Double declining balance
        Machinery and equipment     3-20 years   Double declining balance
        Buildings and improvements 20-50 years   Straight line or 150% declining
                                                 balance
        Furniture and fixtures      7-15 years   Double declining balance
        Property under capital
         leases                   Life of lease  Double declining balance

       Revenue assets purchased for specific contracts are depreciated as direct contract charges on a straight-line basis over the contract term.

       Betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition, if any, is recognized in income.

       Other Assets

       Other assets consist of capitalized software development costs. Software development costs for new software and for enhancements to existing software are expensed as incurred prior to the establishment of technological feasibility and subsequent to general release of the product. Software development costs, after technological feasibility, have been capitalized and are being amortized on a straight-line basis over the estimated life of the products or three years, whichever is less.

       Impairment of Long-Lived Assets

       The Division reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected nondiscounted cash flows is less than the carrying amount of the assets, the Division would recognize an impairment loss. Based on its review, the Division does not believe that any material impairment of its long-lived assets has occurred as of December 31, 1998 or 1997.

       Recent Accounting Pronouncements

       Effective January 1, 1998, the Division adopted SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. The effect of adopting this pronouncement was not material to the Division's financial statements.

       In March 1998 the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1, effective January 1, 1999, defines internal-use software and requires that the cost of such software be expensed as incurred until certain capitalization criteria are met. External direct costs of materials and services consumed in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project) are capitalized. The Division has elected to expense in-house developed internal-use software with a cost below $500, and purchased software with a cost below $200. Generally, training costs and data conversion costs are expensed as incurred. Prior to the effective date of SOP 98-1, the Division's practice has generally been to expense internal-use software.

       In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires all costs associated with pre-opening, pre-operating and organization activities to be expensed as incurred. The Division will adopt SOP 98-5 beginning January 1, 1999. The Division believes that adoption of SOP 98-5 will not have a material impact on the Division's financial statements or results of operations.

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal quarters of all fiscal years beginning after June 15, 2000. A Division may also implement the statement as of the beginning of any fiscal quarter after issuance. SFAS No. 133 cannot be applied retroactively. SFAS No. 133, as amended by SFAS No. 137, must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantially modified after either January 1, 1998 or January 1, 1999, as selected by the Division. The Division does not expect that the adoption of this statement will have a material impact on the Division's financial position or results of operations.

       Transactions with Parent and Affiliates

       The  Division  is  billed by GSC for  certain  management,  research  and development, accounting, treasury, human resource and brand name advertising services. In addition, GSC through GTE provides financing, investment and cash management services for the Division. These charges amounted to $3,203 and $2,808 for the years ended December 31, 1998 and 1997, respectively. The amounts charged for these transactions are based on a beneficiary analysis performed by GTE and GSC with expenses prorated and invoiced accordingly.

       The Division performs services under contract for other GTE affiliates. Revenues under these contracts were $184 and $509 for the years ended December 31, 1998 and 1997, respectively. The Division had a net receivable from affiliates of $187 and $348 at December 31, 1998 and 1997, respectively.

       Affiliates of the Division provide services as subcontractors pursuant to certain contracts of the Division. These services are billed directly to the customer by the affiliate; accordingly, there are no accounts receivable or accounts payable related to these services on the accompanying balance sheet of the Division. The Division does not earn any profit on these services provided by their affiliates. Revenues and costs related to these services for the years ended December 31, 1998 and 1997, were $20,629 and $13,148, respectively, and are reflected in the accompanying statements of income.

       For the years ended December 31, 1998 and 1997, GSC allocated to the Division $1,220 and $1,126, respectively, for the Division's share of GSC's interest expense. The allocation is based on the Division's capital balance. In addition, GSC allocated occupancy charges to the Division for a building owned by GTE (see Note 9).

(2)    RECEIVABLES

       Receivables as of December 31, 1998 and 1997, consisted of the following:

                                                   1998             1997

         Trade receivables                    $     36,088     $   30,761
         Unbilled receivables                       49,705         37,285
         Employee and other receivables                367            209
         Allowance for doubtful accounts            (1,032)          (536)

                  Receivables, net            $     85,128     $   67,719

       The Division classifies price adjustment reserves in other current liabilities, which are established for flexibly priced contracts to recognize the estimated difference between overhead and G&A rates used to record sales and the expected recoverable rates after negotiation with the government (see Note 6).

(3)    INVENTORIES

       As of December 31, 1998 and 1997, inventories consisted of work in process of $7,274 and $8,683, respectively.

(4)    PROPERTY, PLANT AND EQUIPMENT

       As of December 31, 1998 and 1997, property, plant and equipment consisted of the following:

                                                   1998             1997

         Data processing equipment            $   10,135         $   11,738
         Machinery and equipment                   3,230                814
         Furniture and fixtures                      257                 69
         Buildings and improvements                   36                  -
         Revenue assets                           55,999             55,777
         Property under capital leases                55                 81
         Construction in process                   3,948                685


           Property, plant and equipment, at cost 73,660             69,164

         Accumulated depreciation                (66,364)           (64,608)


           Property, plant and equipment, net $    7,296         $    4,556


       Depreciation   expense  in  1998  and  1997  was   $1,955   and   $3,010,
       respectively.

(5)    OTHER ASSETS

       As of December 31, 1998 and 1997, other assets consisted of the following:

                                                      1998             1997

         Capitalized software, at cost             $   1,692       $    1,452

         Accumulated amortization                     (1,258)            (629)

            Other assets, net                      $     434       $      823

       Capitalized software amortization expense was $629 in 1998 and 1997.

(6)    OTHER CURRENT LIABILITIES

       As of December 31, 1998 and 1997, other current liabilities consisted of the following:

                                                       1998         1997

         Accrued expenses                        $      508       $   677
         Contract related reserves                    7,328         7,244
         Price adjustment reserves                    2,003         1,803
         Other                                            -            98

                  Total                          $    9,839       $ 9,822


       Price adjustment reserves are established for flexibly priced contracts to recognize the estimated difference between overhead and G&A rates used to record sales and the expected recoverable rates after negotiation with the government. The reserve considers management's estimate of overhead rate and G&A differences, as well as the effect of open audit questions, noncompliance assertions, and the impact of negotiated settlements that have not been applied at the individual contract level.

(7)    EMPLOYEE BENEFIT PLAN OBLIGATIONS

       As of December 31, 1998 and 1997, the employee benefit plan liabilities consisted of the following:

                                                     1998              1997

       Defined benefit pension plan                $   101           $ (1,202)
       Postretirement benefits other than pension   25,298             26,146
       Union postretirement other than pension       1,579                517
       Union defined benefit pension                   221                (67)
       Supplement executive retirement plan            898                831
       Other employee benefit plan obligations       1,118                998

                                                    29,215             27,223

       Less--Current postretirement other than
         pension liabilities                           854              1,000


            Total long-term employee benefit
             plan liabilities                      $28,361           $ 26,223


       Incentive Compensation Plans

       GTE sponsors several incentive compensation plans to provide awards to its officers and employees, as well as the officers and employees of its subsidiaries. To be entitled to an annual award, a participant in the plans must be an employee of GTE or an affiliate at the end of the plan year. Awards under the plans may be granted in either cash or stock or a combination at the discretion of the Compensation Committee of the Board of Directors of GTE. The Division records a fixed incentive compensation expense based on an amount provided from GTE Service Corporation that is determined based on the participant's salaries. The Division records an additional estimate of a discretionary performance based award. Under one of the plans, a participant may elect to be paid for their award or defer it until a later date. During 1998 and 1997, the Division recorded $769 and $600, respectively, of compensation expense under these plans.

       Stock Option Plans

       GTE maintains broad-based stock option plans that cover substantially all employees. The Division participates in these plans. Prior to 1997, options were granted separately or in conjunction with stock appreciation rights (SARs). In 1997 the GTE long-term incentive plan (LTIP) was approved. Each option granted under the LTIP conveys the right to purchase at fair market value on the date of grant, shares of GTE common stock. GTE has historically hedged the potential appreciation related to the SARs and as a result, GTE incurred no net compensation expense in 1998. Accordingly, no amounts have been allocated to the Division relative to the SARs.

       Savings Plans

       The Division participates in the employee savings plans sponsored by GTE under Section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees. Under the plans, GTE provides matching contributions in GTE common stock based on qualified employee contributions. Matching contributions charged to expense by the Division during 1998 and 1997 were $1,791 and $1,692, respectively.

       Defined Benefit Pension Plan

       The Division participates in a noncontributory defined benefit pension plan sponsored by GTE covering a majority of the Division's employees. The benefits to be paid under this plan are generally based on years of credited service and average final earnings. GTE's funding policy, subject to the minimum funding requirements of employee benefit and tax laws, is to contribute such amounts as are determined on an actuarial basis to accumulate funds sufficient to meet the plan's benefit obligation to employees upon their retirement. The assets of the plan consist primarily of corporate equities, government securities and corporate debt securities.

       The structure of GTE's benefits plans does not provide for the determination of certain disclosures required by SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. However, the significant weighted-average assumptions used by GTE for the pension measurements were as follows at December 31, 1998 and 1997:

                                                1998       1997

         Discount rate                           7.00%      7.25%
         Rate of compensation increase           5.25       5.00
         Expected return on plan assets          9.00       9.00

       Net periodic benefit cost for the Division was $1,303 and $744 for the years ended December 31, 1998 and 1997.

       Postretirement Benefits Other Than Pensions

       A majority of the Division's employees are covered under a postretirement healthcare and life insurance benefit plan sponsored by GTE. The determination of benefit cost for postretirement health plan is generally based on comprehensive hospital, medical and surgical benefit plan provisions.

       The   weighted-average   assumptions   used  by  GTE  in  the   actuarial
       computations for postretirement benefits were as follows at December 31, 1998 and 1997:

                                                 1998       1997

       Discount rate                             7.00%      7.25%
       Expected return on plan assets            6.75       8.00

       Postretirement benefit cost for the Division was $1,003 and $1,248 for the years ended December 31, 1998 and 1997.

       Union Benefit Plans

       The Division's union employees participate in a noncontributory defined benefit pension and a postretirement healthcare and life insurance benefit plan sponsored by GTE.

       Net periodic pension cost for the Division's union benefit pension plan as of December 31, 1998 and 1997 included the following components:

                                                        1998             1997

           Service cost                              $     98        $    114
           Interest cost on projected benefit
              obligation                                  556             553
           Expected return on plan assets                (629)           (585)
           Amortization of prior service cost              70              37
           Amortization of transition obligation          126             125

             Net periodic pension cost               $    221        $    244

       The following table sets forth the changes in the union benefit pension plans' funded status and the amounts recognized in the Division's balance sheets at December 31, 1998 and 1997:

                                                       1998             1997

           Accumulated benefit obligations          $   7,733      $    7,526

           Projected benefit obligations at
              beginning of year                     $   8,063      $    7,165
           Service cost                                    98             114
           Interest cost on projected benefit
              obligation                                  556             553
           Benefits paid                                 (484)           (476)
           Actuarial loss                                  72              22
           Plan amendments                                 (9)            172
           Transfers                                     (159)            513

           Projected benefits obligations at
              end of year                            $  8,137      $    8,063


                                                        1998             1997

           Fair value of plan assets at
              beginning of year                      $  8,608      $     7,231
           Actual return on plan assets                 1,291            1,370
           Employer contributions                           -              309
           Employee contributions                           -                -
           Transfers                                     (265)             174
           Benefits paid                                 (484)            (476)

           Fair value of plan assets at end of year  $  9,150      $     8,608


                                                       1998             1997

           Plan assets less than projected benefit
              obligation                             $ (1,013)     $    (546)
           Unrecognized net transition asset             (378)          (504)
           Unrecognized prior service costs              (222)          (302)
           Unrecognized net actuarial gain              1,834          1,285

           Accrued pension liability                 $    221      $     (67)

       Net periodic pension cost for the Division's union postretirement healthcare and life insurance benefit plan as of December 31, 1998 and 1997, included the following components:

                                                         1998             1997

           Service cost                                $   12        $      27
           Interest cost on projected benefit
             obligation                                   233              349
           Expected return on plan assets                   -                -
           Amortization of prior service cost             150              337
           Amortization of transition obligation            -                -

             Net periodic pension cost                 $  395        $     713

       The following table sets forth the changes in the union postretirement and life insurance benefit plans' funded status and the amounts recognized in the Division's balance sheets at December 31, 1998 and 1997:

                                                          1998           1997

           Accumulated benefit obligations              $  3,498     $  5,327

           Projected benefit obligations at beginning
             of year                                    $  5,327     $  4,726
           Service cost                                       12           27
           Interest cost on projected benefit obligation     233          349
           Benefits paid                                    (166)        (198)
           Actuarial (gain) loss                            (572)         142
           Plan amendments                                (1,336)         281
           Transfers                                           -            -

           Projected benefits obligations at end of year $ 3,498     $  5,327


                                                           1998          1997

           Fair value of plan assets at beginning
             of year                                     $    -      $      -
           Actual return on plan assets                       -             -
           Employer contributions                           166             -
           Employee contributions                            23             -
           Transfers                                          -             -
           Benefits paid                                   (189)            -

           Fair value of plan assets at end of year      $    -      $      -

                                                       1998             1997

           Plan assets less than projected
             benefit obligation                     $    3,498      $   5,327
           Unrecognized net transition asset                 -              -
           Unrecognized prior service costs             (1,858)        (3,343)
           Unrecognized net actuarial loss                 (61)        (1,467)

           Accrued pension liability                $    1,579      $     517


                                                        1998            1997
           Weighted average assumptions:
             Discount rate                            7.00%             7.25%
             Expected rate of return on assets        6.75%             8.00%

       Supplemental Executive Retirement Plan

       The Division participates in a GTE sponsored supplemental executive retirement plan for certain executives. This supplemental plan provides for pension benefits to be paid on incentive compensation not considered by the GTE retirement plan. The Division recorded $67 and $(113) in expense related to this plan for the year ended December 31, 1998 and 1997, respectively.

       Long-Term Disability and Workers' Compensation

       The Division participates in GTE's long-term disability and workers' compensation plan. The Division records its liability based on information provided to it by GTE. No expense was incurred related to this plan for the years ended December 31, 1998 and 1997.

       Executive Life Insurance

       GTE sponsors executive life insurance plans. These plans provide eligible executives of GTE and its affiliates a postretirement life insurance benefit on a graduated scale of one to three times final base salary. Upon retirement, a participant can elect to continue life insurance coverage or convert to an annuity or lump sum supplemental retirement benefit. One executive of the Division participates in this plan. No expense was incurred related to this plan for the years ended December 31, 1998 and 1997.

(8)    INCOME TAXES

       The components of the provision for income taxes for the years ended December 31, 1998 and 1997 are:

                                                 1998              1997
         Current:
            Federal                            $  4,455       $    1,770
            State                                 1,130              439

                                                  5,585            2,209

         Deferred:
            Federal                                (760)             609
            State                                  (164)             139

                                                   (924)             748

                  Provision for income taxes   $  4,661        $   2,957


       A reconciliation between taxes computed by applying the statutory federal income tax rate of 35% to pretax income and income taxes provided in the statements of income is as follows:

                                                       1998            1997

         Provision at federal statutory rate         $  3,956        $  2,416
         State taxes, net of federal benefit              627             359
         Other, net                                        78             182

         Total provision                             $  4,661        $  2,957

       The tax effects of temporary differences that give rise to the deferred income tax assets and deferred income tax liabilities at December 31, 1998 and 1997 are as follows:

                                                     1998              1997

         Depreciation of fixed assets               $    621       $     566
         Pension and benefit plans                     2,323           1,007
         Post retirement benefits, other than pension  9,885           9,934
         Contract accruals and provisions              4,157           3,844
         Amortization of intangibles                    (174)           (331)
         Other, net                                      156             292

                  Net deferred tax assets           $ 16,968       $  15,312


       Based on management's assessment, it is more likely than not that the net deferred tax assets will be realized.

(9)    COMMITMENTS AND CONTINGENCIES

       Lease Commitments

       The Division leases various equipment and buildings under operating leases. The following is a schedule to approximate future minimum lease payments under these leases:

                                                         Operating
                                                           Leases

         Fiscal year-
            1999                                         $     207
            2000                                               182
            2001                                               157
            2002                                               157

                  Total                                  $     703


       Rental expense charged to operations was approximately $124 and $130 in 1998 and 1997, respectively. In addition, the Division occupies a building owned by GTE. Included in the accompanying statements of income for both 1998 and 1997 is approximately $7,500 of charges from GTE for rent, utilities and other operating costs of the building. These charges are based on square footage.

       Contingencies

       The Division, as a government contractor, is from time to time subject to U.S. government investigations relating to its operations. Government contractors that are found to have violated the False Claims Act, or are indicted or convicted for violations of other federal laws, or are considered not to be responsible contractors may be suspended or debarred from government contracting for some period of time. Such convictions could also result in fines. Given the Division's dependence on government contracting, suspension or debarment could have a material adverse effect on the Division.

       The Division is negotiating with the U.S. government under a contract for the recovery of stepped-up depreciation and related costs pertaining to certain assets acquired from Western Union in 1986. The U.S. government's Contracting Officer has not yet issued a final decision. If the Division were to prevail, a pretax gain of approximately $21,000 would be realized, including the impact of booked reserve positions. If the U.S. government were to prevail, a pretax loss of approximately $11,000 would be incurred after the effect of booked reserve positions. In management's opinion, it is probable that the Division will recover at least enough from this negotiation to avoid a pretax loss.

       Litigation

       The Division is subject to a number of proceedings arising out of the normal conduct of its business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Division.

(10)   BUSINESS SEGMENTS

       Effective January 1, 1998, the Division adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing their performance.

       The Division's reportable segments are strategic business units that offer different products and services. They are managed separately because each business unit requires different technologies, employee skill sets and market strategies:

       Defense Market

       The Defense Market segment provides systems, software and network engineering, commercial-off-the-shelf integration, and workflow management services to select U.S. Department of Defense agencies. ISD's core defense customer base includes the Defense Information Systems Agency (DISA) and the Joint Chiefs of Staff.

       Civil Markets

       The Civil Markets segment provides telecommunications and IT products and services, including network engineering, software, telecommunications engineering, workflow management, commercial off the shelf equipment integration and Web development to civilian agencies of the federal government. The primary federal agencies supported are the Department of Treasury, Justice, State, Transportation, and Commerce.

       The accounting policies of the operating segments are described in the summary of significant accounting policies (see Note 1). The chief operating decision makers evaluate performance based on several factors, of which the primary financial measure is gross margin less certain selling costs.

       The following table reflects reportable segment-specific information for the year ended 1998:

                                          Defense       Civil
                                           Market       Market        Total

         Revenues-
            Non-affiliate             $   132,661   $   100,701   $   233,362
            Affiliate                           -           184           184
            Intersegment                        -             6             6


                  Total                   132,661       100,891       233,552

         U.S. government revenues         129,347        92,117       221,464
         Percent of total revenues           97.5%         91.3%         94.8%

         Gross margin less certain
          selling costs                    20,187        12,488        32,675

         Depreciation and amortization        709         1,875         2,584

         Operating income                   9,058         3,545        12,603

         Net interest expense                 672           548         1,220

         Income taxes                       3,588         1,073         4,661

         Net income                         4,798         1,924         6,722

         Identifiable assets as of
          December 31, 1998                62,586        55,157       117,743

         Capital expenditures                 489         4,207         4,696

       The following table reflects reportable segment-specific information for the year ended 1997:

                                           Defense     Civil
                                            Market     Market         Total

         Revenues-
            Non-affiliate              $   104,595   $   104,021   $   208,616
            Affiliate                            -           509           509
            Intersegment                         -           261           261


                  Total                    104,595       104,791       209,386

         U.S. government revenues          104,595       104,021       208,616
         Percent of total revenues           100.0%         99.3%         99.6%

         Gross margin less certain
           selling costs                    17,202        14,454        31,656

         Depreciation and amortization       1,149         2,489         3,638

         Operating income                    5,396         2,624         8,020

         Net interest expense                  707           411         1,118

         Income taxes                        1,553         1,404         2,957

         Net income                          3,136           809         3,945

         Identifiable assets as of
           December 31, 1997                51,045        46,626        97,671

         Capital expenditures                1,899         1,734         3,633

       The Division operates only within the United States.

       Intersegment revenues are generally based on arm's-length transactions between the segments, and include an equitable allocation of all related costs. Common operating expenses are allocated between segments either on revenues or specific identification. Interest expense is allocated between segments based on revenues. All significant intersegment amounts have been eliminated.

       As displayed in the table above, the U.S. government contributes over 10% of the revenues for each segment. No other single customer contributes over 10% of the revenue for any individual segment.